SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934
(Amendment No.     )*

Pintec Technology Holdings Limited

(Name of Issuer)

Class A ordinary shares, $0.000125 par value per share

(Title of Class of Securities)

72352G 107**

(CUSIP Number)

December 31, 2018

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐	Rule 13d-1(b)
☐	Rule 13d-1(c)
☒	Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

** CUSIP number 72352G 107 has been assigned to the American Depositary Shares (“ADSs”) of the issuer, which are quoted on The Nasdaq Global Market under the symbol “PT.” Each ADS represents seven Class A ordinary shares of the issuer.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

1	Name of Reporting Person Mandra iBase Limited

2	Check the Appropriate Box if a Member of a Group
	(a)	☐
	(b)	☐

3	SEC Use Only

4	Citizenship or Place of Organization British Virgin Islands

Number of Shares Beneficially Owned by Each Reporting Person With	5	Sole Voting Power 24,505,949(1)

	6	Shared Voting Power 0

	7	Sole Dispositive Power 24,505,949(1)

	8	Shared Dispositive Power 0

9	Aggregate Amount Beneficially Owned by Each Reporting Person 24,505,949(1)

10	Check if the Aggregate Amount in Row (9) Excludes Certain Shares ☐

11	Percent of Class Represented by Amount in Row 9 9.2%

12	Type of Reporting Person CO

(1)           Represents 18,613,699 Class A ordinary shares directly held by Mandra iBase Limited and 5,892,250 Class A ordinary shares in the form of 841,750 ADSs that were acquired by Mandra iBase Limited in the initial public offering of the Issuer (as defined below).

1	Name of Reporting Person Beansprouts Ltd.

2	Check the Appropriate Box if a Member of a Group
	(a)	☐
	(b)	☐

3	SEC Use Only

4	Citizenship or Place of Organization British Virgin Islands

Number of Shares Beneficially Owned by Each Reporting Person With	5	Sole Voting Power 27,324,857(2)

	6	Shared Voting Power 0

	7	Sole Dispositive Power 27,324,857(2)

	8	Shared Dispositive Power 0

9	Aggregate Amount Beneficially Owned by Each Reporting Person 27,324,857(2)

10	Check if the Aggregate Amount in Row (9) Excludes Certain Shares ☐

11	Percent of Class Represented by Amount in Row 9 10.3%

12	Type of Reporting Person CO

(2)           Represents (i) 18,613,699 Class A ordinary shares directly held by Mandra iBase Limited and 5,892,250 Class A ordinary shares in the form of 841,750 ADSs that were acquired by Mandra iBase Limited in the initial public offering of the Issuer, and (ii) 2,818,908 Class A ordinary shares directly held by Woo Foong Hong Limited. Mandra iBase Limited is wholly owned and controlled by Beansprouts Ltd., and Woo Foong Hong Limited is 51% held by Beansprouts Ltd.

1	Name of Reporting Person Bing How Mui

2	Check the Appropriate Box if a Member of a Group
	(a)	☐
	(b)	☐

3	SEC Use Only

4	Citizenship or Place of Organization China, Hong Kong Special Administrative Region

Number of Shares Beneficially Owned by Each Reporting Person With	5	Sole Voting Power 0

	6	Shared Voting Power 27,324,857(3)

	7	Sole Dispositive Power 0

	8	Shared Dispositive Power 27,324,857(3)

9	Aggregate Amount Beneficially Owned by Each Reporting Person 27,324,857(3)

10	Check if the Aggregate Amount in Row (9) Excludes Certain Shares ☐

11	Percent of Class Represented by Amount in Row 9 10.3%

12	Type of Reporting Person IN

(3)           Represents (i) 18,613,699 Class A ordinary shares directly held by Mandra iBase Limited and 5,892,250 Class A ordinary shares in the form of 841,750 ADSs that were acquired by Mandra iBase Limited in the initial public offering of the Issuer, and (ii) 2,818,908 Class A ordinary shares directly held by Woo Foong Hong Limited. Mandra iBase Limited is wholly owned and controlled by Beansprouts Ltd., and Woo Foong Hong Limited is 51% held by Beansprouts Ltd. Beansprouts Ltd. is owned by Bing How Mui and Song Yi Zhang, and each of them holds 50% of the issued and outstanding share capital of Beansprouts Ltd.

1	Name of Reporting Person Song Yi Zhang

2	Check the Appropriate Box if a Member of a Group
	(a)	☐
	(b)	☐

3	SEC Use Only

4	Citizenship or Place of Organization China, Hong Kong Special Administrative Region

Number of Shares Beneficially Owned by Each Reporting Person With	5	Sole Voting Power 0

	6	Shared Voting Power 27,324,857(4)

	7	Sole Dispositive Power 0

	8	Shared Dispositive Power 27,324,857(4)

9	Aggregate Amount Beneficially Owned by Each Reporting Person 27,324,857(4)

10	Check if the Aggregate Amount in Row (9) Excludes Certain Shares ☐

11	Percent of Class Represented by Amount in Row 9 10.3%

12	Type of Reporting Person IN

(4)           Represents (i) 18,613,699 Class A ordinary shares directly held by Mandra iBase Limited and 5,892,250 Class A ordinary shares in the form of 841,750 ADSs that were acquired by Mandra iBase Limited in the initial public offering of the Issuer, and (ii) 2,818,908 Class A ordinary shares directly held by Woo Foong Hong Limited. Mandra iBase Limited is wholly owned and controlled by Beansprouts Ltd., and Woo Foong Hong Limited is 51% held by Beansprouts Ltd. Beansprouts Ltd. is owned by Bing How Mui and Song Yi Zhang, and each of them holds 50% of the issued and outstanding share capital of Beansprouts Ltd.

Item 1(a).	Name of Issuer: Pintec Technology Holdings Limited (the “Issuer”)
Item 1(b).	Address of Issuer’s Principal Executive Offices: 216, 2/F East Gate, Pacific Century Place, No. A2 Gongti North Road, Chaoyang District, Beijing, People’s Republic of China

Item 2(a).	Name of Person Filing: (i) Mandra iBase Limited; (ii) Beansprouts Ltd.; (iii) Bing How Mui; and (iv) Song Yi Zhang (collectively, the “Reporting Persons”)
Item 2(b).

Address of Principal Business Office or, if none, Residence:
For Mandra iBase Limited

3rd Floor, J&C Building,

P.O. Box 933, Road Town, Tortola,

British Virgin Islands, VG1110

For Beansprouts Ltd.

3rd Floor, J&C Building,

P.O. Box 933, Road Town, Tortola,

British Virgin Islands, VG1110

For Bing How Mui and Song Yi Zhang

Flat 8A, Magazine Court,

5-7 Magazine Gap Road,

Hong Kong

Item 2(c)

Citizenship:
Mandra iBase Limited - British Virgin Islands

Beansprouts Ltd. - British Virgin Islands

Bing How Mui - China, Hong Kong Special Administrative Region

Song Yi Zhang - China, Hong Kong Special Administrative Region

Item 2(d).

Title of Class of Securities:
Class A ordinary shares, $0.000125 par value per share, of the Issuer

The Issuer’s ordinary shares consist of Class A ordinary shares and Class B ordinary shares. Each holder of Class A ordinary shares is entitled to one vote per share and each holder of Class B ordinary shares is entitled to fifteen votes per share, subject to certain conditions, on all matters submitted to them for vote. Class B ordinary shares are convertible at any time by the holder thereof into Class A ordinary shares on a one-for-one basis. Class A ordinary shares are not convertible into Class B ordinary shares under any circumstances.

Item 2(e).	CUSIP Number: 72352G 107 This CUSIP number applies to the American depositary shares of the Issuer, each representing seven Class A ordinary shares of the Issuer.

Item 3.	If this statement is filed pursuant to §§240.13d-1(b), or 240.13d-2(b) or (c), check whether the persons filing is a:
Not applicable

Item 4.	Ownership:

Reporting Person	Amount beneficially owned:	Percent of class:	Percent of aggregate voting power:	Sole power to vote or direct the vote:	Shared power to vote or to direct the vote:	Sole power to dispose or to direct the disposition of:	Shared power to dispose or to direct the disposition of:

Mandra iBase Limited	24,505,949	9.2%	2.5%	24,505,949	0	24,505,949	0
Beansprouts Ltd.	27,324,857	10.3%	2.8%	27,324,857	0	27,324,857	0
Bing How Mui	27,324,857	10.3%	2.8%	0	27,324,857	0	27,324,857
Song Yi Zhang	27,324,857	10.3%	2.8%	0	27,324,857	0	27,324,857

As of December 31, 2018, Mandra iBase Limited held 18,613,699 Class A ordinary shares and 5,892,250 Class A ordinary shares in the form of 841,750 ADSs that were acquired by Mandra iBase Limited in the initial public offering of the Issuer.  As of December 31, 2018, Woo Foong Hong Limited held 2,818,908 Class A ordinary shares. Mandra iBase Limited is wholly owned and controlled by Beansprouts Ltd., and Woo Foong Hong Limited is 51% held by Beansprouts Ltd. Beansprouts Ltd. is owned by Bing How Mui and Song Yi Zhang, and each of them holds 50% of the issued and outstanding share capital of Beansprouts Ltd.

The percentage of class of securities beneficially owned by each Reporting Person is based on a total of 265,594,453 ordinary shares (being the sum of 213,811,958 Class A ordinary shares and 51,782,495 Class B ordinary shares) of the Issuer outstanding as of December 31, 2018 as a single class. Class B ordinary shares are convertible at any time by the holder thereof into Class A ordinary shares on a one-for-one basis. Class A ordinary shares are not convertible into Class B ordinary shares under any circumstances.

The percentage of voting power is calculated by dividing the voting power beneficially owned by each Reporting Person by the voting power of all of the Issuer’s Class A ordinary shares and Class B ordinary shares as a single class as of December 31, 2018. Each holder of Class A ordinary shares is entitled to one vote per share and each holder of Class B ordinary shares is entitled to fifteen votes per share, subject to certain conditions, on all matters submitted to them for vote.

Item 5.	Ownership of Five Percent or Less of a Class:
Not applicable

Item 6.	Ownership of More than Five Percent on Behalf of Another Person:
Not applicable

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company or Controlling Person:
Not applicable

Item 8.	Identification and Classification of Members of the Group:
Not applicable

Item 9.	Notice of Dissolution of Group:
Not applicable

Item 10.	Certifications:
Not applicable

LIST OF EXHIBITS

Exhibit No.	Description

A	Joint Filing Agreement

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: February 12, 2019

MANDRA IBASE LIMITED

By:	/s/ Song Yi ZHANG
Name:	Song Yi ZHANG
Title:	Director

BEANSPROUTS LTD.

By:	/s/ Song Yi ZHANG
Name:	Song Yi ZHANG
Title:	Director

BING HOW MUI

/s/ Bing How Mui

SONG YI ZHANG

/s/ Song Yi ZHANG